EXHIBIT 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
EVENING CALL
Q3 FY 09 RESULTS
JANUARY 13, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies - CEO and MD

S.D. Shibulal
Infosys Technologies - COO

V. Balakrishnan
Infosys Technologies - CFO

Mohandas Pai
Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Amitabh Chaudhry
Infosys BPO - CEO

CONFERENCE CALL PARTICIPANTS

Bhavan Suri
William Blair

Moshe Katri
Cowen & Co

Joe Foresi
Janney Montgomerry

George Pric
Stifel Nicolaus

Rod Bourgeois
Bernstein

Trip Chowdhry
Global Equities

Ed Caso
Wachovia

Julio Quinteros
Goldman Sachs

Jamie Friedman
Susquenhanna

Mark Zgutowicz
Piper Jaffray

International Moderator

Good day everyone and welcome to the Infosys third quarter earnings for fiscal 2009 conference call.  Today’s conference is being recorded.  At this time, I would like to turn the conference over to Sandeep Mahindroo.  Please go ahead sir.

Sandeep Mahindroo

Thanks Jennifer.  Good morning everyone and welcome to this call to discuss Infosys financial results for the quarter ending December 31, 2008.  I am Sandeep from the Investor Relations team in New York.  Joining us today on this call is CEO and MD, Mr. S. Gopalakrishnan; COO, Mr. Shibulal; and CFO,  Mr. V. Balakrishnan along with the other members of the senior management.  We start the proceedings with a brief statement on the performance of the company for the recently concluded quarter followed by the outlook for the quarter and year ending March 31, 2009.  Subsequently, we will open up the discussion for Q&A.  Before I pass it on to the management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces.  A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now pass it on to Mr. Gopalakrishnan.

Kris Gopalakrishnan

Thanks Sandeep and good morning, good afternoon, good evening to everyone wherever you are.  Thank you very much for participating in this call.  Despite a challenging environment including drastic movement in cross currencies, we have delivered a reasonable performance.  It is an all round performance.  Revenues in constant currency grew 1% sequentially in dollar terms.  The reported revenues of course dropped sequentially by 3.7% but in constant currency terms the revenue grew 1%.  Volume growth was 2%.  We had a blended pricing decline of 1.8% in constant currency terms but operating margin increased by 2.3% sequentially during the quarter.  We added almost 6,000 gross employees.  We met our guidance and the revenue was in the range in which we had talked about.  Our repeat business continues to be high at 97%.  We added 30 new clients during this quarter.  We closed 4 large deals of $ 50 million plus.  Our attrition has come down to 11.8%.  Utilization has gone up from 74.1% to 74.8%.  So all around, good performance.   We are looking to add another 3,700 gross employees.  Most of these are at entry level honoring the commitments we have made in the campuses and given the challenging environment, we feel we have delivered a good performance.  We have kept our guidance the same except for two things that were taken into consideration.  One is the currency movement, second is the blended pricing decline.  Other than that, we have kept the guidance for Q4 the same.  The environment continues to be challenging.  We feel that our model has again proved to be resilient.  We have proved that we are able to sustain margins in these difficult times and as things improve, when the cycle ends and recovery starts, we should be in a strong position to take advantage of this.  We have $ 1.98 billion dollars of cash on hand and overall a good performance.  Now, I will pass it on to my colleague Shibulal to give you more details on the business performance.

S. D. Shibulal

This is Shibu.  As Kris said, this has been a very good quarter for us.  In spite of multiple issues, we have delivered on the guidance.  Billing rates have come under pressure.  Our prices have come down by 1.8% on constant currency.  We believe it is manageable at this point.  There are multiple price negotiations.  Our strategy is to convert the price negotiations into more of value conversations.  We can convert deals to fixed price, to transaction-based pricing, link volume to price, etc. etc.  We also believe that if the situation gets worse, the pricing could come under pressure again.  We have not seen any material cancellation of projects as of right now.  They seem to run their course.  At the same time, the velocity of business has come down.  Decision making is slow.  Scrutinies are higher and that has impacted our growth.  Budgets are not finalized.  We are looking to February-March for finalizing budgets.  We have won 4 large deals, $ 50 to $ 100 million dollars this quarter and there are multiple deals in the pipeline.  Utilization has gone up, 74.8% compared to 74.1%.  We are comfortable with 76% to 80%.  Three subsidiaries, Infosys China, Infosys Consulting and Infosys Mexico are still in the investment phase but we need to look at these more from our MIS reporting rather than from the statutory reporting.  We have added 30 new clients this quarter.  Our top 10 clients grew 3.2% in constant currency and non-top 10 grew 0.1% sequentially in constant currency.  The contribution from the largest, the top client came down as percentage terms but in actual numbers in constant currency it has only moved down by a couple of million dollars, not anything material.  We will add 27,000 people this year.  We applied for 9,000 visas and out of that, the government has taken up 4,800.  Our visa utilization is 49% which is very healthy.  With that, let me now hand over to Bala to discuss the financials.

V. Balakrishnan

Good morning everybody.  This quarter was good.  Our revenues were $ 1.171 billion.  It is a decline of 3.7% on a reported number basis but if you look at the constant currency, it grew by 1% and it grew by around 14.6% on year-on-year basis.  I think if you look at the guidance we gave in the beginning of the quarter, we said the revenues will be somewhere between $ 1.175 billion to $ 1.220 billion.  If we restate it for the currency, the range could be $ 1.137 billion to $ 1.181 billion, the actual is $ 1.171 billion.  So, we met the guidance.  Even if you look at the EPS, we gave a guidance of 57 cents.  The actual is around 58 cents.  If you remove the 2 cents because of the tax reversals pertaining to earlier years, it is 56 cents.  It is mainly because of the cross currency impact.  Even though we had a benefit of 7 cents in the EPS because of the rupee depreciation against the dollar, we had an impact of 8 cents because of the cross-currency movements.  If you look at the gross margin for the quarter, it is around 43.6%, almost same as last quarter.  Operating margin has gone up.  It is 31.8% as compared to 29.5%.  It is basically because of the rupee impact.  We got a benefit of 4.7% in the margins because of rupee because it depreciated by close to 11% and we had a negative impact because of cross currency on the operating margin of 1% and the utilization coming down from 70.7% last quarter to 68.5% this quarter, impacted the margin by around 1.3%.  There were offsetting factors like reduction in SG&A and the reduction in overall per capita revenue.  So net-net at the net margin level, our net margin is 28.3%.  Last quarter, it was 26.2%.  If you remove the tax reversal, it is 27.3 % compared to 26.2% last quarter.  As you all know, in the beginning of the year, we gave a guidance of 19% to 21% for growth in revenues.  We reduced it to 13% to 15% in the beginning of the quarter mainly to factor in a currency impact and also the general economic environment.  Now, we are revising it to 12% to 13%.  If you look at the difference between 19% to 21% in the beginning and a 12% to 13% what we give today, the differences are mainly because of the currency.  Currency is around 4% to 5%.  So on a constant currency basis, the way to look at 12% to 13% is to look at constant currency, it will be around 16% to 18%.  Our guidance for the next quarter factors in the reduced per capita revenue because we have seen the per capita revenue reducing by 1.8% on constant currency terms in the third quarter.  We are taking the same per capita revenue for the fourth quarter and we are maintaining the guidance just adjusting it for currencies.  If you look at the non-operating income, we have a loss because of translation and hedging.  Last quarter, we had a loss of $ 28 million because of the currency.  This quarter, we have a loss of $ 44 million.  We had a benefit in the operating income because the rupee depreciated.  Operating income went up by $ 41 million dollars because of the rupee depreciation, but we had an impact on non-operating of around $ 44 million.  I think net-net at the net income level, the impact is minimized.  Subsidiaries have done well.  If you look at IBPO, they had $ 67 million of revenue, the net margin is 16%.  Australia did $ 26 million in revenue.  The revenue has come down there mainly because of currency.  At net income, they have 6.2% as net margins.  Consulting made a loss of $ 2.6 million.  China, made a loss of $ 2 million , Mexico, $ 0.5 million.  All these subsidiaries are still in the investment phase and that is the reason why they are making losses.  This quarter, the currency market has been quite volatile.  The economic environment has been challenging.  Even in this environment with all this volatility, we are able to maintain the growth, we are able to maintain the margins, we are able to have better DSO.  The DSO days were 56 days for the quarter.  In a quarter where there were a lot of holidays, where the environment is challenging, we are able to collect most of our receivables and make sure the DSA days are reduced.  We are ending the quarter with $ 1.98 billion of cash.  We believe that is very important in an environment like this which gives you a lot of comfort to not only us but also to the customers and other stake holders who wants to deal with us.  With this, I conclude.  Now we can open up the floor for Q&A.  Thank you.

Sandeep Mahindroo

Jennifer, we can start the Q&A.

International Moderator

Yes sir.  The question and answer session will be conducted electronically.  If you would like to ask a question, please do so by pressing the * key followed by the digit 1 on your touchtone telephone.  If you are using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment.  Once again, it is *1 on your touchtone telephone to ask a question and we would ask that you would limit yourself to one question.  We will pause for just a moment.  We will go ahead and take our first question from Bhavan Suri with William Blair.

Bhavan Suri

Hey guys, good quarter.  A couple of quick questions regarding the pricing issues.  The first, could you elaborate a little more on kind of discussions you have had with customers around pricing and then where are you experiencing these conversations.  Are they any specific vertical or any specific geo or is it across the board?

S. D. Shibulal

So we are having pricing discussions with few customers across verticals and across geos.  If you look at the past 10 quarters or so, you can clearly see that our prices have gone up, our revenue productivity has gone up quarter on quarter.  We have been able to convince our customers of the value which we provide and they have been willing to pay us higher value, higher rates throughout that period.  Today, the customers are undergoing trouble and they are under pressure.  So, that is why some of the discussions are happening.  Also, we are seeing, at least in some occasions, competitors cutting price globally and in offshore.  So our direction is usually to try and convert that discussion into a vital discussion on the value which we deliver and on the total cost of ownership.  So, we can look at linking those discussions through additional volume.  We can look at converting the deal into fixed price, we can look at converting the deal into other pricing models, we can look at productivity improvement.  So, we explore all these possibilities and usually we end up in combination in some of these possibilities and…

Bhavan Suri

Sorry.  And then I guess could you give you me some idea sort of, you said a handful of customers, a few customers, the magnitude of that and is there a risk that other customers kind of see you doing this and then bring their rate card and say we want lower rates, like could you quantify sort of the magnitude of it and then sort of the risk for the rest of the base to do that?

Kris Gopalakrishnan

See, that is why we don’t work with the rate card level.  We try to work with the clients to fix price the project so that we can get something out of it by improving productivity etc.  We can meet the customer expectations on their budgets etc.  We can also leverage our bench offshore. So we can offer some free resources again to meet their requirements and things like that, temporarily. So we are doing many things such that we meet their requirements and we keep our pricing intact as much as possible.  Of course, overall there will be some small impact and that is what you are seeing but by and large we are trying to keep it as minimum as possible.  In some cases, we are tying up the increases with volume increases, so that it is seen as volume discounts.

Bhavan Suri

Okay.  If I can squeak one last question in here, Bala if you look at the lowered guidance for the full year, what is the impact of that lower pricing rate on that say 2% decline in guidance?  Is there a portion of that that is due to the pricing versus the currency?

V. Balakrishnan

Well, if you look at the numbers, in the beginning of the year we said 19% to 21%.  In the beginning of this quarter, we said 13% to 15%.  Now we are saying 12% to 13%.  The reduction is mainly because of currency.  The impact of pricing is hardly some 0.5%, but the balance is mainly currency.  So, from 19%, if you look at 12%, there is a decline of 7% to 8%.  Of that, 4% to 5% is currency, balance was due to economic environment.  The pricing adjustment for the fourth quarter is only 0.5%.

Bhavan Suri

Okay, thanks.

International Moderator

Okay, we will move forward to our next question which will come from Moshe Katri with Cowen and Company.

Moshe Katri

Hey thanks.  Can you give us the revenue growth of the various verticals by constant currency?  Hello…

S. D. Shibulal

Yeah, I will give it to you now.  The revenue growth in constant currency, BFSI 4.1% in constant currency.  Manufacturing declined 3.7% in constant currency.  Retail grew by 2.9% in constant currency.  Telecom declined 3.4% in constant currency.  The remaining segments, others grew by 4.3% in constant currency.

Moshe Katri

Okay.  And then Bala, can you talk about the different moving parts that drove margins, you had a pretty strong gross and operating margin performance during the quarter.

V. Balakrishnan

Well, the operating margin has increased by around 2%.  It was 31.9% this quarter.  Last quarter, it was 29.9%.  Mainly because of rupee-dollar because rupee depreciated by around 11% against the dollar.  That gave a favorable impact of 4.7% on the margin but it was offset by the cross currency move of around 1% and also the decline in utilization of 1.3%.  There were some offsetting factors like reduction in SG&A which was more than compensated by the decrease in per capita revenue.  So, net-net, the operating margin went up by around 2%.

Moshe Katri

Okay.  And then Kris, you spoke very briefly about client’s budgets.  What are your preliminary thoughts based on what clients are telling you looking at 09, looking at overall budget, looking at the, you know, allocation for offshore?

Kris Gopalakrishnan

We believe that budgets would get finalized mid February.  That is the indication we are getting.  We also believe that budgets would be flat or maybe down, down may be upto 4%, may be 5%.  Discussion with clients, they have given us an indication that offshore allocation would increase.  We don’t have a percentage at this point.  They are just saying that please don’t reduce your recruitment plans etc., because we believe that offshore would increase and you need to be prepared for that.  So that is the stage at which we are at this point.  We will get a better picture of this probably mid February.  Now, they are also telling us that on the caution side, if things continue to be bad or worsen, even if the budgets are there, they may hesitate to spend or they may not be allowed to spend. So that caution is also definitely there.

Moshe Katri

Okay.  And then finally, BFSI held up really well during the quarter.  Can you talk about what you are seeing there in general and then maybe talk about some of the recent wins, I think you have added about 30 customers, maybe you can talk about which part came from BFSI.  Thanks.

Kris Gopalakrishnan

So, let me ask Ashok, he is here with me, to talk about BFSI.

Ashok Vemuri

Yeah thanks Kris.  So, the BFSI segment actually from a client addition perspective, of the 30, 9 clients are from BFSI and this is across both the US as well as Europe.  We are also beginning to see increased interest from our clients and prospects in other parts of the world, whether it is in Asia as well as in Latin America etc.  We have seen both volume growth and of course, pricing does continue to be a challenge but at this point in time, we are getting a premium for value-added services and we are seeing pricing either being maintained where it was and this is negotiation time for us, contractual negotiation time for us. So we are seeing pricing essentially being tied at a very flat level.  We are also seeing the kind of services that we have built out and the capabilities that we have built out and the investments that we have made are finding traction and increasing traction in the market place, especially in the areas of regulatory, risk management compliance, etc.  Also from our product perspective, that continues to gain traction both in Asia as well as increasingly in Western Europe and with clients in the US.  From a budget perspective, we do expect, as Kris mentioned, that the budgets will come in around the mid February time.  The good news there is that even though we may not be seeing increased allocations or increased dollars, the percentage to offshore companies is actually increasing and we are very confident from the commentary that we are hearing in the market that unlike last year there will not be too much of variation in budget closure and too much variability but the fact that the budgets will get definitely closed, albeit the numbers may be lesser.

Moshe Katri

Thanks. Good execution

Kris Gopalakrishnan

Of the client additions, 9 are in the BFSI space as Ashok said, 6 are in manufacturing, 4 in retail.  Rest are all over.  Out of this, 11 customers are in North America, 8 are in Europe, 11 rest of the world.

Moshe Katri

Thanks Kris.

International Moderator

Okay.  We will move to our next question which will come from Joseph Foresi with Janney Montgomerry.

Joseph Foresi

Hello gentlemen.  My first question here is just the decision to take up the hiring guidance.  Obviously, we know that it is a tough environment out there and it sounds like you are doing this because a lot of your potential customers have said that you might need excess capacity, not stop hiring, I wondered if you could just give us some insight as to why you wouldn’t at this point try to do more with less.

T. V. Mohandas Pai

No, let me explain this.  In the beginning of the year, we said we will hire 25,000 people as a target for the year.  It had three components.  The first component was the people who are freshers for whom we had made 18,000 offers last year.  The second component was the laterals and the third component was in the BPO.  Now, as of this quarter, we already hired about nearly 24,000 people.  Part of the increase compared to the pro rata figures that we had are due to the fact that the higher percentage of people than estimated from the fresher batch joined the company.  We make a certain estimate.  A higher percentage joined.  Now, we sat down and made a full evaluation to see what is going to be the gross numbers for the entire year and we found it is going to be closer to 27,000 based upon the offers made the previous year and percentage joins, based upon the lateral hires that we are doing currently in very, very small numbers for specialized skills and the joins in the BPO.  So we are not having an additional hiring target.  We are not hiring more people than required for this year.  We are just coming out with a statement as to what the estimated final count of hiring will be at a gross level.  That is for this year.  For the next year, our hiring is based upon the offers we made some time the previous year in the calendar year 2008 because the fresher batch is hired nearly 1 to 1-1/4 years ahead of our need because we always hire in advance.  So, we had made 20,000 offers already close to the first quarter itself.  So we had already made those offers because the college hiring starts from January-February of the calendar year and possibly ends by about June-July.  Out of 20,000, we estimate maybe 75% of the people may join. So 15,000 people may join next year.  The date of joining is going to be decided and intimated to them in a closed band or otherwise and we got to tell them.  Most of them will join at a particular point and they may not be available for billing in the next financial year because the period of training is 16 weeks.  After 16 weeks, they have to take a test and pass with a 4 out of 5 CGPA.  If they don’t get that, they go outside the company and right now to avoid people going into the bench and not having work, we have given them additional training of 8 more weeks.  So for the next year if things do not improve or things do not change in a big manner, we could have an extended training session.  So most of the people who join, they join at different quarters and they may still be training.  They may not add to the billable resources next year, but this is what we want to explain about the hiring.

Kris Gopalakrishnan

You will also realize that this quarter, including trainees, the utilization is 69%.  We are able to sustain or improve the margins. So our model includes the cost of training there.  Cost is not that very high.  So, we believe that we are looking at this from a long-term perspective.  By honoring our commitments, we are creating goodwill in the campuses.  By creating this trained pool of resources, we are preparing ourselves for the future and we will be able to respond faster if we see opportunities in the market.  So we see this as a strength of the model and a competitive advantage in some sense.

Joseph Foresi

Okay.  Just, I mean traditionally you would link or at least the analyst community believes that you would link headcount to revenue growth.  So as hiring numbers have gone up, can we expect that same link or is there not a link between the two?

Kris Gopalakrishnan

See, traditionally we would have planned for a utilization of 78% to 80%.  The utilization is lower because growth has slowed down. So you will have to use that factor.  Utilization will continue to be lower than our optimum level for the next few quarters unless of course growth picks up and we are able to use these people.  Attrition also is coming down.  So, that will also reduce utilization.  We are looking at how we can leverage this, how we can maybe take advantage of this, but right now it looks like utilization will be lower but the costs are not too high and we hope to sustain the margins in spite of all this.

Joseph Foresi

Just one last question on the labor front.  Let’s assume that the outlook for next year is potentially worse than maybe some the data points which you are giving right now and there is not as much work for your projected hiring scheduled, what is management’s view as far as how to handle that, would you be pushing out offers or assuming things get very bad, would you look at potential layoffs?

T. V. Mohandas Pai

No, let me explain that again.  Out of 15,000 people who may join, next year we will have an opening balance of maybe 105,000 people or 104,000 people.  Assuming an attrition rate of 10% because a 10% attrition would be a normal attrition even in the worst period.  In the most difficult period that we had in 2001, we had an attrition of something like 6.7% to 6.9%.  So, if you have a 10% attrition rate, you will normally have about 10,000 people leaving over a period of time for higher studies or whatever. Let’s not forget that 20% of people who leave, leave for higher studies and about 10% of people who level, leave because they drop out of the workforce on account of marriage or family reasons or something else.  So a 10% attrition rate means we will have 10,000 people, that means that we have net increase of 5,000 people and those 5,000 people will not be billable by the end of the financial year as per our current training schedule.  So they will not be sitting idle there. They will be in training.  I think we have found a nice balance in the target that we have set for the next year.

Joseph Foresi

Okay.  And just one last quick question, just may be on the Satyam front.  If management could give any of its sort of views on customer relationships, I know you have some overlapping customers and its view on taking business or additional business on from the potential fallout and also employees, if you guys can just present your views.  Thanks.

Kris Gopalakrishnan

So we are seeing some requests from our clients.  We are treating these as new requests and we would put together a proposal, give it to the customer, the customer accepts the proposal, then we will take this forward as we would any other business that comes our way.  We are not proactively canvassing for Satyam business for obvious reasons.  It is not the right thing to do and if a request comes, we will take it up.  Over and above this, of course, there is some increased due diligence from our customers.  Infosys is very well prepared, whatever questions the clients have, we are able to answer.  In fact, whatever the questions investors have also we are able to answer.  We have increased our level of disclosure.  We want to make sure that we give comfort to customers, prospects, investors etc., about the corporate governance practices at Infosys.  We have increased the disclosures as I said.  I don’t think this will increase the time taken to close deals etc. Already the velocity of business had been impacted because of the economic slowdown.  We don’t see this having an impact, especially in the medium to long term.

Joseph Foresi

Okay, thank you.

International Moderator

We will go ahead and move forward to our next question from George Price with Stifel Nicolaus.

George Price

Hi.  Thanks very much.  Just a couple of topics.  First, wanted to understand why telecom even on a constant currency basis was down 3.4% if that is even beyond British Telecom business or BT really moved a whole lot and if you could relate it that comment in the press on indications about over 1,000 employees working in BT possibly being benched in March and the fact that you are still hiring even if that occurs.  Thank you.

Subhash Dhar

Hi this is Subhash Dhar representing the communications business.  On the constant currency basis, yeah, the telecom vertical did decline.  I think there are a couple of reasons for that.  One is, of course, that the telecom industry has very few clients which are large accounts for us and therefore any decision freezing that happens takes with it a bunch of revenues.  So there is some lumpiness in that industry both in terms of business coming and getting frozen at times, that is one.  Second, we did have some vacations enforced in December in actually some of the biggest clients which was a first, it was something we have encountered in the past but has never been enforced in the past years but it was enforced in the year which went by.  So, that gave us a couple of weeks of impact on some of our biggest clients.

George Price

Okay and if you could just comment on the press article talking about the potential benching, I think it was 1200 employees at BT, possibly by March and may be how I presume to how you are thinking about quarter-over-quarter growth into the June quarter?

Subhash Dhar

Well, we do not know where that article came from.  As of now, we do not have a policy on commenting on specific customers, but we clearly do not understand where that article came from.

George Price

Okay, so that is something like you don’t, I guess, just asked a June quarter question. Do you think you could see another quarter-over-quarter decline in June?

Subhash Dhar

We expect it to be flat on a constant currency basis.

George Price

And that is an overall question for the business, not just telecom?

Subhash Dhar

Yeah, for the business.

George Price

Okay, thank you.

Subhash Dhar

Right.

International Moderator

We will move a question from Rod Bourgeois with Bernstein.

Rod Bourgeois

Yes, Rod Bourgeois here.  We talked about pricing on the earlier call but I wanted to clarify what you are assuming precisely in your guidance for the March quarter and if you got any assumptions on that, in terms of how it may play out over the next year. Are you assuming flat pricing in dollar terms or you still need a similar decline in pricing as what occurred in the December quarter?

S. D. Shibulal

So right now, we are assuming flat pricing in dollar terms for Q4.  Same pricing as end of Q3.

Rod Bourgeois

Okay great and is there something happening in the market that would cause you to believe that the pricing decline will attenuate now?  Is there a mix factor or some other dynamic happening where the pricing concession requests are subsiding at this point?

Kris Gopalakrishnan

No, by and large, we have been able to manage the pricing by giving various options and choices to our clients. So that their requirements are met, their budgets are met and our requirement to hold on to the pricing is met.  Now, fixed pricing by moving work offshore, by looking at, we have a bench anyway, so by giving for the short period, may be some additional resources to clients etc. So we are able to meet their expectations and manage our requirements also.  So that is what we are doing.  In some cases, we are linking pricing decreases with volume and growth.  So volume discount is again something we do always and so it is part of that.  So we are trying to manage this as best as we can.  Now if the situation just continues like this, we believe that we will be able to handle it better but if the environment worsens, then you know it could become challenging.  So, we have to wait and see.  We do not know what is going to happen there.

Rod Bourgeois

Okay, but from what you are seeing right now, with your value approaches to deal structuring, you think pricing can definitely be flat in the March quarter, but it is definitely a factor that you are monitoring closely.   Is that the way to look at it?

Kris Gopalakrishnan

Yes.  We feel that we can handle the margins.  We are saying the margins will be flat.  We have assumed that pricing will be the same level as Q3 and then, we are monitoring the situation very, very carefully.  Every pricing discussion gets escalated up to the Chief Operating Officer and the CFO.  So we are fully aware of its impact.  We have a portfolio approach.  So based on our ability to absorb that, we take the decision.  So, we have a portfolio approach, we look at it company wide, we look at the impact. So it is centralized at this point and we tightly control this.

Rod Bourgeois

Okay and I think you have indicated on this topic, but just wanted to followup, I mean we have seen in the last several months kind of an elongation of decision making cycles because of all the macro issues that are out there and in the last two to three months, we have had the Satyam fiasco as well as the Mumbai terrorist attacks.  Are you expecting any further elongation in decision-making cycles or you feel like the worst is behind, just on that front?

Kris Gopalakrishnan

No, whatever has happened in Mumbai and with Satyam, we are not seeing at this point any increase in decision making time etc.  Already velocity of business had slowed down past September, that is when the collapse of the various banks happened, etc. That is when the pendulum swung to the other side in terms of what everybody expected the economy to do.  Till then, there was hope that it may not happen but after that everybody decided the worst is going to happen. So the pendulum swung to the other extreme. Velocity came down after September.  We have not seen anything different now.  It continues to be challenging and slow.

Rod Bourgeois

Thank you guys very much.

International Moderator

We will go ahead and look forward to a question from Trip Chowdhry with Global Equities.

Trip Chowdhry

Thank you and very good execution.  I was just wondering regarding the H1 visas, it starts to be opened again in the month of April.  How do you see your needs would be regarding H1 visas and do you see it will be the same as last year, up or down and how about the pricing on visas and has your guidance incorporated the fee structures and the expenses related to visa.  Thank you.

Kris Gopalakrishnan

It considers that there is a seasonality to visa and typically in Q1, we will have higher visa expenses etc. That we normally factor in.  Now what the visa policy would be, what the regime is etc., we do not know at this point.  All data what we have is what you also have and our assumptions are all based on that it continues to be what it is today.  There is no new information we have about that.

Trip Chowdhry

Thanks.

International moderator

Okay, your next question comes from Ed Caso with Wachovia.

Edward Caso

Good morning, congratulations on managing in a tough environment.  A couple of quick questions here.  Is there a breakup fee for the Axon deal and how much was it in dollars?

V. Balakrishnan

Well, we got around GBP 4 million as a break inducement fee for the Axon deal.  There was an expense of around GBP 1.8 million and the net GBP 2.2 million is shown in the non-operating income.

Edward Caso

Any licence fees out of the ordinary in this quarter?  I thought that I heard that the product business is doing well.

V. Balakrishnan

There is nothing extraordinary except in the tax line item.  We had a reversal of $ 12 million pertaining to earlier years.  Other than that, I do not think there is any exceptional item.

Edward Caso

Are there anything different on your approval for variable comp and could you give us some thoughts on where wages stand, sort of going forward?

V. Balakrishnan

Well the variable component for this quarter is similar or slightly higher than the last two quarters. There is no change there.  Going forward, the variable payout depends on the revenue growth and the operating margins.  So that is the function of those two.  At least for third quarter there is no reduction in the variable pay.  It is almost similar to first two quarters or slightly higher than that.

Edward Caso

I was curious about, I know we were sort of coming up on the annual wage cycle here in April. Any thoughts at this point, I assume wages have been increase has been dropping, I mean is it looking like they are going to be flat year over year, coming up in FY 10?

Kris Gopalakrishnan

We believe that salary increases would be muted, if any this year.  The environment has considerably softened at this point. So it may be very much muted this year.

Edward Caso

Final question, on the BPO business, I think it was down, if I saw the numbers right.  How much of that is sort of the timing of the contract and how much of that is just sort of lower volumes that you might be doing?

Kris Gopalakrishnan

I have Amitabh with me, so he will talk about BPO.  Amitabh?

Amitabh Chaudhry

I am not very clear whether it was a revenue question, but if it was, then yes.  The basic decline in revenue is because of currency. 58% of our revenues come in GBP and Euros and if you take a look on a constant currency basis, we actually grew 4 plus percent quarter-on-quarter from a BPO perspective.  So it is mainly because of the currency that we have got hit in a big way this quarter because of GBP and Euro depreciation against the dollar.

Edward Caso

Thank you.

International Moderator

Alright, we will move to a question from Julio Quinteros with Goldman Sachs.

Julio Quinteros

Hey guys, sort of a quick question. I mean I realized that the constant currency growth rate relative to the beginning of the year has not moved all that much, but when you look at the rate of deceleration from the beginning of the year to what is projected into the fourth quarter, it looks like we are finishing the fourth quarter at roughly the 5% to 9% year-over-year growth in constant currency and if you sort of project that growth rate out into fiscal 2010. What drivers or what are you seeing right now in the business that will actually lead to any acceleration into fiscal year 2010?

Kris Gopalakrishnan

Julio, you see in constant currency terms, the growth rate would probably be around 15% to 16%.

Julio Quinteros

That is for the full year but for the fourth quarter, it is finishing at 5% to 9% right?

Kris Gopalakrishnan

Okay fourth quarter okay.  Now going forward, yes it is going to be a challenging environment.  We are looking at all drivers for growth, looking at what else we can do.  The feeling is that if there is some stability recovery does not have to really happen but if there is some stability, then customers will feel confident in kicking off some projects and that should give us some increase in growth. So that is what we see now. We are waiting for the budgets to be finalized. We will know by probably mid February. That will also give us some indication about allocation to offshore.  In our discussion with clients, they are telling us that please do not significantly reduce your recruitments and things like that. So we will have to wait and see.

Julio Quinteros

Okay got it.  Then, just a couple of quick questions looking at the balance sheet.       Bala, can you just talk about the other comprehensive losses that we are seeing?  I think the accumulated other comprehensive income is now negative $ 413 million in the details of the balance sheet for the buildup of the book of shareholders equity.  Just sort of what is dragging that down because the balance started with a positive $ 39 million and it is now down to negative 413?  What are the drivers on that?

Kris Gopalakrishnan

Can you repeat that, we were not able to completely follow that question?  It is about balance sheet.

Julio Quinteros

On the balance sheet, in the buildup for stockholders equity, the accumulated other comprehensive income entry is negative 413 million?

V. Balakrishnan

Yes, that is a translation loss or gain because when the rupee depreciates or appreciates in a big way in any quarter, that number comes out bigger because rupee depreciated by 11% this quarter.  So that is a translation of the balance sheet items at a particular date.

Julio Quinteros

Got it and then on the decline in the DSOs for the quarter.  Can you just walk back to why your DSOs went down so much?  Are you actively going after your accounts to try and collect some cash and by the same token, it does not appear like you are picking up any reserves or doubtful accounts.  Can you just sort of give us a balance in terms of the faster collections but no real improvement in the doubtful accounts’ reserves?

Kris Gopalakrishnan

See, in an environment like this, we are focussed on collecting the money as quickly and as diligently as possible. So there has been tremendous focus from everyone on collection and our people have done a good job.  It is just that they have done a good job. That is all.

Julio Quinteros

And then what about on the doubtful accounts side?  Why would not you also be taking up the doubtful account reserves?

Kris Gopalakrishnan

Again, can you just repeat that Julio.

Julio Quinteros

Why would the doubtful accounts balance not be going up at the same time?  It does not look like it actually went up for the quarter.

V. Balakrishnan

Are you saying that we are writing off more receivables?

Julio Quinteros

No, no, no the doubtful accounts.  I can followup afterwards, no problem, thanks.

V. Balakrishnan

No no, look Julio.  We provide for all receivables more than 180 days.  Even for receivables less than 180 days, if there are concerns, we do provide for it.  We do not have any large uncollectable receivables at any point of time.  This quarter the DSO days basically went down because in the environment like this, we said we have to go behind all customers and make sure we collect money on time because this is the environment where people have lot of challenges on the liquidity front.  So the DSOs actually came down because we are aggressive in collecting the money.  In spite of more holidays in this quarter, our sales force went out and collected most of the dues from the clients and that is why the DSO days came down.

Julio Quinteros

And Bala very quickly for the last quarter, the implied operating margin, it looks like it is down from the third quarter just based on the comments for flat margins for the year.  The level that it has come down to, just back-of-the-envelope calculations, something like 23% down from 31%.  What are you guys factoring into that fourth quarter operating margins for it has declined so much?

V. Balakrishnan

See Julio for the fourth quarter, we are assuming the rupee dollar rate to be at 48.71.  If you remember 49.42 is the average rate for the third quarter. That is one.  Number two, in the third quarter, we had the substantial benefit of the rupee depreciation.  There was an impact of close to 3.7% on operating margin because of the currency and we had the equal amount of impact on the non-operating line items because of translation hedging loss.  So on the net level, if you look at the fourth quarter guidance, the net margins are similar to what we have seen in the third quarter.  There was an operating gain in the third quarter.  There was a non-operating loss. Both we have not assumed in the fourth quarter.

Julio Quinteros

Thank you.

International Moderator

Okay, our next question will come from James Friedman with Susquehanna.

James Friedman

Hi, thanks for taking my question and I know it is bit of an indelicate one but with regard to Satyam, would you see the developments at Satyam as being a net benefit or net positive to Infosys and why?

Kris Gopalakrishnan

If we take an industry view, it is sad, it is disappointing, it is dismaying.  If you take a company view, there are positives and negatives again.  We have to provide additional information to our clients.  They are increasing their due diligence and things like that and if you are able to convince probably, it will give you more business and more opportunity.  So there are some positives also.

James Friedman

Okay, Mohan with regard to your expectations on wages, is there any chance to potentially reduce wages in fiscal 2010?

T. V. Mohandas Pai

I do not think there is potential to reduce wages which people get because it does not work that way.  We must remember that 30% of what we pay as salaries offshore is variable.  The offshore cost is about 15% to 16% of revenues, the 30% of that is variable that means we have about may be 5% of revenues as variable in the compensation and it is not possible to reduce anybody’s salary.  The second thing is that industry-wide like Kris said, the salary increase for the next year will be very, very muted.  I am not sure how many companies are even going to give salary increases, as some companies are talking about not giving any increases.  So in any case, it will be very muted because opportunities are very much less.

James Friedman

No, Mohan, I think many of the people on this call can confirm that in fact it is possible to reduce salaries.  Okay, it is my last question.

T. V. Mohandas Pai

No, I think, well, well there are two or three things.  It depends on what you define as salary.  For example, if you have a salary of $ 100 - $ 50 is variable and $ 50 is fixed.  You get 50 and that 50 which is variable, they may not get it.  So that is a large part.  But if you say the entire 100 can be reduced, we are told that it requires a contract to be changed because there is an employment contract that has to be changed. People have to be called and I do not thing we are at a stage when we need to do anything like that.

James Friedman

Okay and then with regard to the use of funds.  You have quite a cash than your peers.  Balakrishnan, I know you have spoken in the past about relative merits of dividend versus a re-purchase but could you refresh your thinking about that?

V. Balakrishnan

Well, the thinking is same.  We do not need to refresh.

James Friedman

Can you refresh our thinking about your thinking?

V. Balakrishnan

What we said was between buyback and dividend, dividend is better for shareholders because it is actually in the hands of shareholders in India.  Having said that, we want to have sufficient cash in the balance sheet to make sure our growth is not impacted and give us comfort in the business and we also clearly defined what are the return expectation in the business.  As long as the returns are not impacted, we are willing to have cash to give us comfort in the business and make sure the growth is not impacted and if at some point of time, the returns are going to get hurt and if we do not find alternatives of cash, we are willing to return it to the shareholders.  We have done it already three times.

James Friedman

Are your offering special dividends or ordinary?

V. Balakrishnan

Well we have given special dividends in the last three instances.  So, if there is extra cash available in the system where we do not find any strategic use, we will look at that.

Kris Gopalakrishnan

Last question please.

International Moderator

Your last question from Mark Marostica with Piper Jaffray.

Mark Zgutowicz

Thank you.  It is actually Mark Zgutowicz for Mark Marostica.  Just a couple of clarifications on the hiring front, where do you anticipate net hires to finish this year?

T. V. Mohandas Pai

We are about 103,000 and we have said that this quarter we are going to hire about 3,500. I will just give you the figures, just one minute. Yes, we will hire about 3700 gross, that is 3700 gross.  Last quarter, we had a gross addition of 5,997 and the net addition about 2,700.  So, we had an attrition of 3,200 people.  Out of 3,200 people, we had an attrition of about 1,750 odd in the services business and the balance 1,400 odd in the BPO business.  So the BPO business is still running at an attrition of about 30% to 31%.  The BPO may not see any net addition and we have got 1000 people in the BPO, there could be a slight decline.  Even if you assume that 1,500 attrition in the services business and maybe 1,000 in the BPO business, that is 2,500, there could be a net increase of may be 1,000 to 1,200.

Mark Zgutowicz

Okay, so that narrowed down, you had roughly 19,000 net additions in a way, is that number going to be flat or down?

T. V. Mohandas Pai

Yes, I think we will hire something like about may be 18,500 to 19,000 net hires this year and that will be about 103,000 people to end with.

Mark Zgutowicz

Okay, good that is all folks, and then just further clarification on negotiated salary.  For your fresher hires next year, just trying to get clearer here, the salaries that will be negotiated will be flat year-over-year or down, some number what would that be?

T. V. Mohandas Pai

Okay, let me clarify. I have got the data here.  We ended last year with 91,187 people.  Quarter three, we are at 103,078.  Even if you add maybe 1,000 to 1,200 people. We could end up this year with 104,500 and that will be about a net addition this year overall for the group of something like about 13,000 people.  It is not 19,000, it is 13,000.  I am sorry. I got the data, right.

Mark Zgutowicz

13,000?  So that 13,000 is down from the 19,000 net hires last year

T. V. Mohandas Pai

Yes, yes that is fiscal 2009, fiscal 2008-2009. We will go up from 91,000 to let us say 104,500; and yeah previous year, we had a net hires of about 19,000. As far the freshers’ salary go, the freshers’ salary for the next year is what we offered when we made the offer last year.

Mark Zgutowicz

Okay, it is reported that somebody’s fresher salaries maybe at not Infosys have been renegotiated at lower levels, some 10% to 20% is that not the case at Infosys?

T. V. Mohandas Pai

No, we have made an offer in the letter to all freshers in colleges last year because that is what we need to do and we will stick to that offer.  When they come and join us, we will stick to that offer, and the offer is not very different from what was the compensation for freshers in this fiscal year.

Mark Zgutowicz

Okay, okay, and then just a bit of clarification on visibility.  I think I heard you say that you expect telecom, the telecom business to be roughly flat.  I am just trying to get a sense of what gives you confidence that it will be flat year-over-year in the current quarter, and if that has something to do with your $ 50 million plus deal pipeline. maybe you can talk a little bit about what sectors contributed to Q3 and what you expect to see contributing to Q4?

Subhash Dhar

Well, I think overall at the constant currency level, we expect it to be flat, that is what we are saying.  Was there a specific question on that or?

Mark Zgutowicz

I was just trying to get a sense of your confidence level of it being flat constant currency.  Is the $ 50 million plus pipeline more concentrated on the telecom side or what could be your confidence that telecom business should be flat year-over-year?

Kris Gopalakrishnan

See, telecom has a few large customers.  In fact if you look at the pipeline, we have ten large deals in the pipeline.  There are two out of that which are in the telecom area.  We have not actually factored in that we will win any of the large deals at this point, because they could take anywhere from three months to sometimes nine to twelve months to close.  So we have not factored that in.  It is just that we have some large relationships and few customers only in telecom and we have some visibility into their spend pattern etc., and that is what gives us the confidence.

Unfortunately, we are completely out of time.  I want to thank all of you for participating in the call.  If you have further questions, you can contact Sandeep or Shekar, the Investor Relationship managers in US and India and we will reply to all your questions.  Thank you and see you next quarter or in between in one of the investor meetings or something like that.  Thank you all very much.

International Moderator

This concludes today’s teleconferencing.  Thank you all for your participation.